Aventura Holdings, Inc.

5555 Anglers Avenue

Suite 9

Ft. Lauderdale, Florida 33312

305.937.2000

August 5, 2008

William Schroeder, Staff Accountant

Hugh West, Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Mr. Schroeder and West:

This correspondence is in response to your July 18, 2008 comment letter regarding the inadequacy of the internal control disclosures in our December 31, 2007 annual report (Form 10-K). Management has filed an amended December 31, 2007 annual report (Form 10-K/A (incorporated by reference)) depicting management’s assessment of internal control over financial reporting.

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you in advance for your anticipated courtesy and cooperation regarding the resolution of this matter.

Sincerely,

/s/ Craig A. Waltzer

President, Director and Chief Executive Officer